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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ENDAVO MEDIA AND COMMUNICATIONS, INC.
(FORMERLY CERISTAR, INC.)

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

292576105

(CUSIP Number)

JULY 1, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 292576105

1.	Name of Reporting Person: NITE CAPITAL LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,177,127

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,177,127

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,177,127

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.9%

12.	Type of Reporting Person: PN

ITEM 1.
(A)	NAME OF ISSUER Endavo Media and Communications, Inc. (formerly Ceristar, Inc.) (the “Issuer”).
(B)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE 50 West Broadway, Suite 1100, Salt Lake City, Utah 84119
ITEM 2.
(A)	NAME OF PERSONS FILING Nite Capital LP

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE 100 East Cook Avenue, Suite 201, Libertyville, Illinois 60048
(C)	CITIZENSHIP Nite Capital LP is a Delaware limited partnership
(D)	TITLE OF CLASS OF SECURITIES Common stock, par value $.001 (the “Common Stock”).
(E)	CUSIP NUMBER 292576105
ITEM 3.
If this statement is filed pursuant to rule 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	___	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	___	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	___	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	___	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	___	An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).
(f)	___	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
(g)	___	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)
(h)	___	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	___	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	___	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).
ITEM 4. OWNERSHIP.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: Nite Capital LP beneficially owns 1,177,127 shares of Common Stock.(1)(2)

(b)	Percent of class: 5.9% of Common Stock. The foregoing is based on 19,849,217 shares outstanding on July 12, 2005 as supplied by the Issuer

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,177,127

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,177,127

(iv)	Shared power to dispose or to direct the disposition of: 0
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

(1) The general partner of Nite Capital LP is Nite Capital LLC, a Delaware limited liability company. Nite Capital LLC, in such capacity, has voting and investment control with respect to the shares of Common Stock beneficially owned by Nite Capital LP.

(2) Nite Capital LP is the beneficial owner of 1,177,127 shares (the “Shares”) of the Issuer’s Common Stock. In addition to the Shares, Nite Capital LP owns an 8% Secured Convertible Note due February 22, 2007 of the Issuer (the “Note”), and the Issuer has granted to Nite Capital LP two “Additional Investment Rights”, each of which entitles Nite Capital LP to purchase an additional convertible note substantially identical to the Note and a warrant to purchase additional shares of Common Stock. However, the Note and the convertible notes and warrants issuable upon exercise of the Additional Investment Rights limit the number of shares of Common Stock issuable to Nite Capital LP upon conversion or exercise thereof to 4.99% of the outstanding shares of Common Stock unless Nite Capital LP delivers to the Issuer 61 days prior written notice of its waiver of this ownership limit, in which case the ownership limit can be increased to 9.99% of the outstanding shares of Common Stock. As disclosed elsewhere herein, Nite Capital LP beneficially owns approximately 5.9% of the outstanding Common Stock; accordingly, unless and until the ownership limit is waived by Nite Capital LP, it is not deemed to beneficially own the shares of Common Stock issuable upon conversion of the Note or the additional convertible notes or exercise of the additional warrants.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
     Not Applicable
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
     Not applicable.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
     Not applicable
ITEM 9. NOTICE OF DISSOLUTION OF GROUP
     Not applicable.
ITEM 10. CERTIFICATION.
By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Dated: August 3, 2005

NITE CAPITAL LP

By:	Nite Capital LLC
By:	Keith Goodman

Name:	Keith Goodman
Title:	Managing Member